082-04126

Soho Resources Corp.
SOH: TSXV

[redacted]

09047286

SEC
Mail Processing
Section

NOV 09 2009

Washington, DC
122

SUPPL

October 30, 2009

United States Securities and
Exchange Commission
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re: Soho Resources Corp. ("Soho") - Financial Statements

Enclosed is one copy of the Company's audited financial statements
for the quarter ended August 31, 2009 with the Exemption number 12g3-2(b).

Yours truly,

SOHO RESOURCES CORP.

Ralph Shearing
President

Encl.

11/10

Suite 250 - 1090 West Georgia St.
Vancouver, BC Canada V6E 3V7

Telephone: 604.684.8071
Facsimile: 604.684.3829
e-mail:info@sohoresources.ca • www.sohoresources.ca

Financial Statements\Letter to U.S. S and E Commission Encl. F.S..doc

Soho Resources Corp.
SOH:TSXV

SOHO RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009

SOHO RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of the Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

"Ralph Shearing"

Ralph Shearing
Chief Executive Officer

October 30, 2009

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

	August 31, 2009 (Unaudited – prepared by management)	February 28, 2009 (Note 2)
ASSETS		
Current		
Cash	$ 51,346	$ 647,613
Prepaid expenses	32,689	10,833
Receivables	95,238	244,220
	179,273	902,666
Mineral properties (Note 3)	19,931,027	19,429,215
Equipment	57,091	65,729
	$ 20,167,391	$ 20,397,610
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 216,055	$ 213,105
Obligation under share purchase agreement (Note 3)	218,000	254,000
Capital lease obligation	-	1,476
	434,055	468,581
Asset retirement obligation (Note 4)	180,018	184,398
	614,073	652,979
Shareholders' equity		
Capital stock (Note 5)	37,139,356	36,877,709
Contributed surplus (Note 5)	2,925,404	2,791,046
Deficit	(20,511,442)	(19,924,124)
	19,553,318	19,744,631
	$ 20,167,391	$ 20,397,610

Nature of operations and going concern (Note 1)
Commitments (Note 12)
Subsequent events (Note 13)

On behalf of the Board:

"Ralph Shearing" Director *"Paul Chung"* Director
Ralph Shearing Paul Chung

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS, AND DEFICIT
(Unaudited – prepared by management)

	Three months ended August 31, 2009	Three months ended August 31, 2008	Six months ended August 31, 2009	Six months ended August 31, 2008
EXPENSES				
Amortization	$ 4,319	$ 4,964	$ 8,638	$ 11,949
Business promotion	14,850	15,490	20,537	59,812
Communications	7,915	10,544	15,066	22,919
Consulting and financial services	6,000	12,000	12,000	24,000
Foreign exchange loss (gain)	207	(117,406)	(30,800)	(159,038)
Insurance	7,979	11,376	19,300	27,746
Interest	-	163	-	366
Investor relations	-	6,500	-	13,000
Office and miscellaneous	7,846	12,478	13,252	22,055
Professional fees	99,702	115,629	175,256	237,716
Property investigations	-	157	-	5,306
Regulatory fees	10,634	5,676	11,334	5,676
Rent	23,520	22,447	50,507	47,255
Stock-based compensation (Note 6)	46,090	3,779	125,319	31,888
Transfer agent	5,759	6,242	7,536	12,009
Travel	9,331	11,726	14,808	63,499
Wages and benefits	73,350	84,794	150,951	184,996
Loss before other item	(317,502)	(206,559)	(593,704)	(611,154)
OTHER ITEM				
Interest income	1,607	10,770	6,386	37,758
Loss and comprehensive loss for the period	(315,895)	(195,789)	(587,318)	(573,396)
Deficit, beginning of period	(20,195,547)	(19,052,955)	(19,924,124)	(18,675,348)
Deficit, end of period	$ (20,511,442)	$ (19,248,744)	$ (20,511,442)	$ (19,248,744)
Basic and diluted loss per common share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding	128,905,085	100,137,913	127,396,499	100,137,913

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	Three months ended August 31, 2009	Three months ended August 31, 2008	Six months ended August 31, 2009	Six months ended August 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (315,895)	$ (195,789)	$ (587,318)	$ (573,396)
Items not affecting cash				
Amortization	4,319	4,964	8,638	11,949
Stock-based compensation	46,090	3,779	125,319	31,888
Unrealized foreign exchange loss (gain)	(1,971)	28,821	(40,380)	33,251
Changes in non-cash working capital items				
(Increase) decrease in prepaid expenses	2,164	17,787	(21,856)	(862)
(Increase) decrease in receivables	39,594	249,193	148,982	8,073
Increase (decrease) in accounts payable and accrued liabilities	54,760	46,145	(4,927)	74,356
Net cash used in operating activities	(170,939)	154,900	(371,542)	(414,741)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common shares	250,000	-	250,000	-
Repayments of capital lease obligation and promissory notes	-	(1,230)	(1,476)	(2,420)
Net cash provided by financing activities	250,000	(1,230)	248524	(2,420)
CASH FLOWS FROM INVESTING ACTIVITIES				
Mineral properties	(263,816)	(1,431,471)	(473,249)	(3,571,922)
Net cash used in investing activities	(263,816)	(1,431,471)	(473,249)	(3,571,922)
Increase (decrease) in cash position during the period	(184,755)	(1,277,801)	(596,267)	(3,989,083)
Cash position, beginning of period	236,101	1,314,751	647,613	4,026,033
Cash position, end of period	$ 51,346	$ 36,950	$ 51,346	$ 36,950

Supplemental disclosure with respect to cash flows (Note 7).

1. NATURE OF OPERATIONS AND GOING CONCERN

Soho Resources Corp. was incorporated under the laws of British Columbia, Canada, and its principal business activity consists of the acquisition and exploration of mineral properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development and upon future profitable production.

These unaudited interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred significant operating losses to date and its continuing operations are dependent upon its ability to continue to raise adequate financing through additional debt, issuance of share capital, preserve working capital by reducing operating expenses and to commence profitable operations in the near future. To preserve capital, the Company has actively reduced operating and mineral property expenditures.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	August 31, 2009	February 28, 2009
Deficit	$ (20,511,422)	$ (19,924,124)
Working capital (deficiency)	$ (254,782)	$ 434,085

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of Soho Resources Corp. ("Soho") and its wholly-owned subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand"), Sierra Soleada S.A. de C.V. ("Sierra") and 531607 BC Ltd.; and its 99% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

The balance sheet at February 28, 2009 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

These financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the fiscal year ended February 28, 2009. In the opinion of management all material adjustments considered necessary for a fair presentation of the results of the interim periods have been included. The results for the period ended August 31, 2009 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Significant estimates include the carrying value of receivables, mineral properties, asset retirement obligations, future income taxes and stock based compensation. Actual results could differ from those estimates.

3. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

In 1997, pursuant to a share purchase agreement through Samarkand, the Company acquired 90% of the issued and outstanding capital stock of Sacramento. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento from 90% to 99%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. A portion of the property is subject to a 1.6% net smelter returns royalty ("NSR").

Pursuant to the share purchase agreement, the Company is obligated to make final payments of US$200,000 to the vendors of the Sacramento shares.

In 2006, the Company entered into an agreement for surface access rights to certain areas of the Tahuehueto project, expiring in May 2016. Under the terms of this agreement the Company must pay an annual fee escalating at 5% per annum. The fee paid for the 2010 fiscal year was US$23,153

Jocuixtita Project

The Company acquired new mineral property by staking 2,664 hectares located in Jocuixtita, Sinaloa, Mexico.

During the period ended August 31, 2009, the Company entered into two option agreements to explore and acquire a 100% interest in 1,668 hectares of mineral properties also located in Jocuixtita. Pursuant to the option agreements, the Company must make option payments totaling US$1,000,000 over a period of six years, of which a maximum of US$372,666 may be paid by issuing Soho common shares to the vendors. During the period ended August 31, 2009, the Company paid the vendors US$60,000 in cash and issued 184,873 common shares at a discounted market value of $11,647 (US$10,000).

3. MINERAL PROPERTIES (cont'd...)

Mineral property costs were incurred as follows:

	August 31, 2009			February 28, 2009
	Tahuehueto	Jocuixtita	Total	Total
Balance, beginning of period	$19,418,172	$11,043	$19,429,215	$15,335,977
Acquisition costs	-	74,217	74,217	2,630
Assays, data and maps	92,947	11,424	104,371	427,247
Asset retirement charge	-	-	-	23,725
Drilling	-	-	-	1,795,079
Equipment and supplies	54,378	-	54,378	326,763
Geological consulting	118	-	118	85,196
Insurance	3,282	-	3,282	4,865
Mineral concession taxes, licences, and fees	45,479	4,626	50,105	66,909
Project office	71,640	-	71,640	276,847
Stock-based compensation (Note 9)	9,039	-	9,039	36,683
Subcontractors and equipment rentals	13,974	-	13,974	280,496
Transportation, travel, and lodging	3,674	-	3,674	35,254
Wages and benefits	117,014	-	117,014	731,544
Mineral property costs incurred during the period	411,545	90,267	501,812	4,093,238
Balance, end of period	$19,829,717	$101,310	$19,931,027	$19,429,215

4. ASSET RETIREMENT OBLIGATION

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. During the period ended August 31, 2009, as there was minimal exploration activity, the Company did not accrue a further asset retirement charge. However, the Company recorded a foreign exchange gain of $4,380, for a total asset retirement obligation of $180,018 (February 28, 2009 - $184,398). The asset retirement obligation is considered to be present value.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Share Amount	Contributed Surplus
Authorized:			
Unlimited common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued:			
Balance as at February 29, 2008	100,137,913	$ 35,923,254	$ 2,722,992
Private placement	25,000,000	1,000,000	-
Private placement – Finders' fees	750,000	30,000	-
Share issue costs	-	(75,545)	-
Stock-based compensation (Note 6)	-	-	68,054
Balance as at February 28, 2009	125,887,913	36,877,709	2,791,046
Warrants exercised	5,000,000	250,000	-
Property acquisition	184,873	11,647	-
Stock-based compensation (Note 6)	-	-	134,358
Balance as at August 31, 2009	131,072,786	$ 37,139,356	$ 2,925,404

6. STOCK OPTIONS AND WARRANTS

A 2009 Stock Option Plan was approved by the shareholders on July 21, 2009, at the Company's annual general meeting. Under the 2009 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors.

Stock-based compensation

During the period ended August 31, 2009, the Company granted 3.990,000 (February 28, 2009 – 600,000) stock options. The options vest 25% upon the date of grant, and then at a rate of 25% every 3 months thereafter, until fully vested. The Company also re-priced 3,280,000 previously issued stock options to an exercise price of $0.10 per share. These options had previous exercise prices ranging from $0.25 to $0.63.

For the period ended August 31, 2009, the total fair value of options granted using the Black-Scholes option pricing model was $198,130 (February 28, 2009 – $$68,054). A total of $125,319 (February 28, 2009 - $31,371) was charged to operations and $9,039 (February 28, 2009 - $36,683) has been included in mineral properties, all offset to contributed surplus. The weighted average fair value of the options granted during the period was $0.05 (February 28, 2009 - $0.11) per option.

6. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and compensatory warrants granted during the period:

	August 31, 2009	February 28, 2009
Risk-free interest rate	1.76%	2.95%
Expected life of options	5.0 Years	4.0 Years
Annualized volatility	123%	91%
Dividend rate	0%	0%

As at August 31, 2009 the Company had outstanding stock options as follows:

Number of Shares	Exercise Price	Expiry Date
140,000	$0.15	September 29, 2009
100,000	$0.20	November 2, 2009
250,000	$0.25	November 2, 2009
200,000	$0.10	June 27, 2010
150,000	$0.10	September 15, 2010
150,000	$0.10	November 1, 2010
530,000	$0.10	December 8, 2010
750,000	$0.10	December 8, 2010
200,000	$0.10	May 17, 2011
300,000	$0.63	May 17, 2011
25,000	$0.10	August 1, 2011
300,000	$0.10	August 1, 2011
50,000	$0.10	December 1, 2011
200,000	$0.10	March 19, 2012
150,000	$0.10	April 25, 2012
25,000	$0.10	May 10, 2012
250,000	$0.10	September 1, 2012
25,000	$0.10	January 1, 2013
3,515,000	$0.10	March 20, 2014
475,000	$0.10	May 1, 2014
7,785,000		

6. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

Stock option transactions are summarized as follows:

	August 31, 2009		February 28, 2009	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	4,520,000	$ 0.35	6,540,000	$ 0.37
Granted	3,990,000	$ 0.10	600,000	$ 0.25
Expired/cancelled	(725,000)	$ 0.15	(2,620,000)	$ 0.36
Balance, end of period	7,785,000	$ 0.13	4,520,000	$ 0.35
Options exercisable, end of period	5,790,000	$ 0.14	4,520,000	$ 0.35

Warrants

As at August 31, 2009, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
20,750,000	$ 0.05	February 11, 2011

Warrant transactions are summarized as follows:

	August 31, 2009		February 28, 2009	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of period	37,949,999	$ 0.26	21,675,999	$ 0.74
Issued	-	-	25,750,000	$ 0.05
Exercised	(5,000,000)	$ 0.05	-	-
Expired/cancelled	(12,199,999)	$ 0.70	(9,476,000)	$ 0.80
Balance, end of period	20,750,000	$ 0.05	37,949,999	$ 0.26

6. STOCK OPTIONS AND WARRANTS (cont'd...)

Warrants (cont'd...)

Brokers' Unit Warrants

Brokers' unit warrants transactions are summarized as follows:

	August 31, 2009		February 28, 2009	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of period	1,296,000	$ 0.50	1,296,000	$ 0.50
Granted	-	-	-	-
Exercised	-	-	-	-
Expired/cancelled	(1,296,000)	$ 0.50	-	-
Balance, end of period	-	-	1,296,000	$ 0.50

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	August 31, 2009	August 31, 2008
Cash paid during the period for interest	$ -	$ 203
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the period ended August 31, 2009 included:

a) The accrual of deferred exploration costs of $22,296 at August 31, 2009.

b) The application of $9,039 of stock-based compensation to deferred exploration costs.

c) The issuance of 184,873 shares at a value of $11,647 as partial consideration on the acquisition of mineral properties.

Significant non-cash transactions during the period ended August 31, 2008 included:

a) The accrual of deferred exploration costs of $311,601 at August 31, 2008.

b) The application of $39,200 of stock-based compensation to deferred exploration costs.

c) The accrual of asset retirement obligations of $24,475 included in mineral properties at August 31, 2008.

8. RELATED PARTY TRANSACTIONS

During the period ended August 31, 2009, the Company entered into the following transactions with related parties:

a) Paid or accrued a salary and bonus of $60,000 (2008 – $80,000) to an employee who is a director and officer of the Company.

b) Paid or accrued $Nil (2008 - $49,424) for geological consulting fees and exploration management services, included in mineral properties, to an officer of the Company and to a company controlled by that officer.

c) Paid or accrued professional fees of $66,525 (2008 - $59,800) to an officer of the Company and to a company controlled by that officer.

Included in accounts payable at August 31, 2009 was $Nil (February 29, 2009 - $1,874) for consulting fees due to a company controlled by a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

9. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of resource properties in Mexico. Geographical information is as follows:

	August 31, 2009	February 28, 2009
Capital assets are located in:		
Canada	$ 57,091	$ 65,729
Mexico	19,931,027	19,429,215
	$ 19,988,118	$ 19,494,944

10. FINANCIAL INSTRUMENTS

Fair values

The fair values of cash, receivables and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.

Financial instrument risk exposure and risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company considers the fluctuations of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

10. FINANCIAL INSTRUMENTS (cont'd...)

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company's exposure to credit risk includes cash and receivables. The Company reduces its credit risk by maintaining its bank accounts at large international financial institutions. The Company's receivables consist primarily of tax receivables due from federal government agencies. The maximum exposure to credit risk is equal to the fair value or carrying value of the financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. Such fluctuations may be significant.

a) Interest rate risk – The Company has cash balances and non interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The company periodically monitors the investments it makes and is satisfied with the credit rating of its banks.

b) Foreign currency risk – The Company is exposed to foreign currency risk on fluctuations currency related to monetary items with a settlement currency other than Canadian dollars. The Company operates in foreign jurisdictions which use both the United States Dollar ("USD") and the Mexican Peso ("MXP") as the main settlement currencies. The Company does not use derivative instruments to reduce upward and downward risk associated with foreign currency fluctuations. The effect of a 1% change in foreign exchange rates would be approximately $2,700.

c) Price risk – The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

11. CAPITAL RISK MANAGEMENT

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

12. COMMITMENTS

The Company has the following commitments at August 31, 2009:

a) The Company rents its office premises under an operating lease until June 2012. The operating lease commitment, including rent plus estimated common area costs, is approximately $98,750 per annum.

b) The Company rents office and warehouse space in Mexico under operating leases until May 2010 at a total monthly rent of MXP$18,000 (Cdn$1,500).

13. SUBSEQUENT EVENTS

Subsequent to August 31, 2009, the Company:

a) Issued 9,800,000 common shares pursuant to the exercise of share purchase warrants at an exercise price of $0.05, for cash proceeds of $490,000.

b) Granted 150,000 stock options to a consultant at an exercise price of $0.10 per common share, expiring on October 1, 2011.

Soho Resources Corp.
SOH:TSXV

Management's Discussion and Analysis

For the Period Ended August 31, 2009

Overview

This Management's Discussion and Analysis (MD&A) of the financial position and results of operations of Soho Resources Corp. ("Soho") includes its wholly-owned subsidiaries; Samarkand de Mexico S.A. de C.V. ("Samarkand"), Sierra Soleada S.A. de C.V. ("Sierra"), and 531607 BC Ltd.; and its 99% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). The MD&A should be read in conjunction with the consolidated financial statements for the fiscal period ended August 31, 2009. The information in this MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of October 30, 2009, the date of this MD&A.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development, and upon future profitable production.

Summary of Operations

Soho's principal business activity is the acquisition and exploration of resource properties. The Company, through its Mexican subsidiaries, has an interest in two mineral exploration properties, the Tahuehueto Project, located in Durango State and the Jocuixtita Project located in Sinaloa State. The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada, and trades on the TSX Venture Exchange under the symbol "SOH". Additional information may be obtained from the Company's web site (www.sohoresources.ca) and SEDAR (www.sedar.com).

Since acquiring rights to the Tahuehueto Project in 1997, Soho has identified at least 12 poly-metallic zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometres. Soho has completed more than 44,000 metres of drilling in approximately 220 holes since drilling operations started on the Project in January 2005.

On May 11, 2009 the Company released the results of the updated NI 43-101 compliant mineral resource estimate. This 2009 resource estimation has been prepared by Scott E. Wilson Consulting, Inc. ("Wilson Consulting") based in Englewood, Colorado. This updated 2009 resource contains 7.377 million tonnes categorized as measured and indicated, grading 2.1 grams gold per tonne, 34.97 grams silver per tonne, 0.28% copper, 1.06% lead and 2.01% zinc. This new 2009 resource estimate is an upgrade to the Company's initial 2008 resource estimate announced on April 30, 2008 and is based upon detailed geological modeling of veins and stock-work zones that was not available for the initial resource estimate, plus 71 new drill holes targeting down-dip and along strike extensions of known mineralization outlined in the initial 2008 resource report.

2009 Tahuehueto Resource Calculation Highlights

Measured and Indicated Resources 7,377,000 Tonnes		Inferred Resource 4,868,000 Tonnes	
• 2.10 g. Au/t	498,000 ounces Au	• 1.06 g. Au/t	166,000 ounces Au
• 34.97 g. Ag/t	8,294,000 ounces Ag	• 31.77 g. Ag/t	4,971,000 ounces Ag
• 0.28% Cu	45,339,000 lbs. Cu	• 0.23% Cu	24,935,000 lbs. Cu
• 1.06% Pb	172,738,000 lbs. Pb	• 1.13% Pb	132,417,000 lbs. Pb
• 2.01% Zn	326,653,000 lbs. Zn	• 2.26% Zn	242,241,000 lbs. Zn

At August 31, 2009 the Company had working capital deficiency of $254,782. The current operations of the Company have primarily been funded by the issuance of capital stock. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

Subsequent to the period ended August 31, 2009 the Company has raised $490,000 through the exercise of warrants.

Selected Quarterly Financial Information:

Fiscal year	2010		2009				2008	
Fiscal quarter	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Period end date	Aug 31/09	May 31/09	Feb 28/09	Nov 30/08	Aug 31/08	May 31/08	Feb 29/08	Nov 30/07
Loss for the period	$(315,895)	$(271,423)	$(301,073)	$(374,307)	$(195,789)	$(377,607)	$(576,600)	$(627,979)
Loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Total assets	$20,167,391	$20,119,307	$20,397,610	$19,995,589	$20,421,780	$20,889,305	$20,791,123	$21,117,123
Long-term debt	$180,018	$181,989	$184,398	$202,356	$226,008	$199,479	$177,122	$169,000

The losses for each of the 2008, 2009 and 2010 fiscal periods are consistent with the level of business activities during each quarter, with higher costs incurred in fiscal 2008 generally as a result of the increased business activities associated with new equity financings and the exploration of the Company's Tahuehueto mineral property. The quarterly losses average approximately $340,000 per period, after excluding stock-based compensation charges, foreign exchange, and interest earned.

The Company grants stock options resulting in significant charges for stock-based compensation. These charges are usually allocated over four fiscal quarters, depending on vesting terms. However, there can still be significant quarterly variations in the number and value of options granted from one period to the next. In fiscal 2009, the quarterly losses include stock-based compensation charges totaling $31,371, and $379,665, in the year ended February 28, 2008 for the fair value of stock options granted. The Q1 and Q2 2010 loss includes stock-based compensation charges of $79,229 and $46,090, respectively.

The Q3 2008 loss included a $37,000 decrease in interest income as invested funds are consumed by operations. At the same time business promotion, consulting fees, investor relations and travel expenses all increased by $155,000 as a result of increased promotional activities. There was also a change to management compensation resulting in a net expense increase of approximately $70,000.

The Q1 2009 and Q4 2008 losses are consistent with the previous three quarters after taking into account the higher than usual expenses in Q3 2008, as noted above.

The Q2 2009 losses decreased due to a larger than usual foreign exchange gain and management's decision to cut back certain discretionary expenses, including business promotion, travel, and property investigations. In addition, stock-based compensation declined as there were no new options granted during the period.

The Q2 2010 loss increased due to higher legal fees and travel expenses associated with the negotiation and

acquisition of the Jocuixtita property. The Company also updated some promotional material to reflect the results of the new 2009 resource estimate. The Company's AGM was held during this Q2 period resulting in higher administrative costs associated with the AGM.

After excluding stock-based compensation charges, foreign exchange, and interest earned, the most recent four fiscal quarters' losses averaged $87,000 less than the Q2 2009 loss, as a result of management's efforts to reduce costs where reasonably possible.

Long-term debt is the Company's estimated asset retirement obligation in connection with environmental and reclamation costs on the Tahuehueto property. In each fiscal quarter this amount has increased in direct relation to the area disturbed by the Company's increase in drilling activities. During Q2 2009, drilling activities were suspended; accordingly no additional asset retirement charge was recorded during the subsequent quarterly periods. In fiscal 2010 the liability decreased due to a foreign exchange adjustment.

Results of Operations

The Company incurred $593,704 in general and administrative expenses during the six month period ended August 31, 2009. Generally, expenses decreased as a result of the decrease in business activities compared to the August 31, 2008 fiscal period. After the exclusion of amortization, bad debt recovery, stock-based compensation charges, and foreign exchange, total expenses decreased approximately $235,000 from the comparative fiscal period.

Professional fees include legal, accounting, and audit fees. Legal and accounting fees have remained about the same as in the previous year. Generally there has been an overall decrease in the volume of transactions resulting in decreased administrative costs including current accounting fees. Certain accounting services previously performed by employees are now performed by consultants. The actual fees charged by the Company's auditors have decreased by about $15,000 as a result of a decrease in the time required to complete the audit correlating to the decrease in the Company's business activities in the 2009 fiscal year. There is also a corresponding decrease in the accrued audit fees for the fiscal 2010 year-end audit.

Business promotion and consulting fees expenses include fees paid for advertising, development and production of promotional materials, registration fees for trade shows, corporate communication services and financial consulting associated with the Company's on-going search for additional sources of financing. The decreases in these expenses in the current fiscal period are due to a reduction in the number of trade shows attended and a management's reduction in certain discretionary expenses.

Communications expense includes the costs of Soho's office telephones, fax, mobile phones, web site design and maintenance, web hosting and internet access services.

There is a slight increase in rent for the current period because there is a general increase in overhead costs charged by the landlord.

Wages and benefits decreased as the Company reduced staff by two full time administrative personnel compared to the 2008 fiscal period. The Company does not have any investor relations agreements, all investor relations activities are currently handled by employees of the Company. Investor relations expense decreased $13,000 in the period ended August 31, 2009. In January 2009, in light of the poor junior capital markets and the Company's restricted cash resources, the Company's CEO agreed to temporarily reduce his monthly salary by 25%.

Travel expenses include the costs of vehicles, airfares, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Tahuehueto property, as well as attendance at various trade shows. The decreases in travel expenses in the current fiscal period are due to a reduction in the number of trade shows attended, as well a fewer number of trips by management to Mexico.

The Company's Tahuehueto project is located in a remote area, a considerable distance from any commercial and business centres. To facilitate the expanded exploration activities on the Tahuehueto property, in June 2006 the Company established an office in Durango City, Durango, Mexico. This office oversees the administration of the exploration activities, including the procurement of services, supplies, and equipment from local vendors. As the office exists solely for the benefit of the exploration activities, the costs of maintaining and operating the office have been included with the Tahuehueto deferred exploration costs. These office and administrative costs

include personnel salaries, rent, communications, office supplies, and office equipment.

In addition to the Durango office, the Company rents warehouse space primarily for the storage of diamond drill core sample materials extracted from the Tahuehueto property. The sample material, reject samples, and pulps are stored here after delivery from the preparation lab. The warehouse is also used to temporarily store supplies and equipment prior to being shipped to the Tahuehueto project.

The Company has evaluated several new resources properties in Mexico with the potential for further exploration development. Property investigation expense includes travel, and technical expenses associated with the property investigations. During the current fiscal period there have been no property investigations undertaken.

The Company's surplus cash is held in an interest bearing deposit, and drawn upon only as funds are needed for operations. Interest income has decreased by approximately $22,000 because both the amount on deposit and the interest rates are significantly lower.

Included in accounts receivable at August 31, 2009 is $123,000 of refundable IVA tax (value added tax) due to the Company from the government of Mexico. The Company has filed the required documents to claim the refunds with the Mexican tax authorities, however the refund process and procedure is both bureaucratic and slow. During the August 31, 2009 fiscal period the Company received approximately $188,000 of IVA tax refunds. Subsequent to August 31, 2009, up to the date of this report, the Company has received additional IVA refunds of approximately $11,000, and the Company expects to receive further refunds over the next few months.

Except as may be otherwise indicated, all of the above noted transactions have received regulatory approvals, where required.

Due to the Company's reduced cash resources and the current poor capital markets, the Company has streamlined costs and scaled back operations commensurate with its available working capital. This includes laying-off a portion of the exploration staff at the Tahuehueto project, and some administrative personnel in both the Vancouver and Durango offices. There will be corresponding reductions in all other exploration costs, including; assaying, drilling, equipment, camp supplies, and subcontractor costs.

Resource Properties and Investments

Tahuehueto Mine Project, Mexico

Overview

Through a 99%-owned Mexican subsidiary, Soho Resources Corp. controls 100% of the Tahuehueto project situated in a historic mining district of northwestern Durango State. The 9,081-hectare property covers at least 12 known mineralized zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometres.

Tahuehueto lies within the prolific Sierra Madre mineral belt, which hosts a series of historic and producing mines and most of Mexico's active exploration and development projects. The project is situated approximately 100 kilometres southwest of silver mines in the Guanacevi region, and about 25 kilometres north of the silver mines at Topia.

Access to the property is by road, about nine hours from Durango City, or by fixed-wing aircraft to a nearby landing strip. The project site is remote, with only a few small villages in this portion of the Municipality of Tepehuanes.

Spanish explorers were the first to discover the gold-silver veins at Tahuehueto, but were unable to process the sulphide mineralization. Various companies explored the property, starting in the early 1900s, leading to development of underground workings and very limited historic production. Soho acquired rights to the project in 1997, shortly after the Mexican government reformed its mining laws and adopted new policies aimed at attracting foreign investment to the mining sector. The Company was attracted to Mexico because of its vast geological potential and favorable investment climate, and to the Tahuehueto project because of the evidence of a highly mineralized epithermal system, past exploration activity, and excellent potential for significant new discoveries. It was also noted that geologically similar deposits in nearby districts have produced millions of ounces of gold and silver, along with associated base metals in some cases, from multiple zones and structures.

One such example is the La Cienega mine, owned and operated by Penoles, Mexico's largest mining company. This large-scale underground mine hosts more than one million ounces of gold in reserves, and also produces silver, lead and zinc. Another is San Dimas District, which hosts several large underground mines that have produced more than 9 million ounces gold and 700 million ounces silver from about 22 structures. Goldcorp Inc. controls the San Dimas district and surrounding mines through its subsidiary Luismin Mines.

Ownership and Access Rights

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

In 1997, pursuant to a share purchase agreement, and one amendment thereto, the Company acquired, through its wholly-owned Mexican subsidiary Samarkand de Mexico, 85% of the issued and outstanding capital stock of Sacramento and subsequently acquired an additional 5%. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento to 99%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. Certain core concessions of the property, comprising approximately 1,535 hectares, are subject to a 1.6% net smelter returns royalty.

On December 4, 2006 the Company settled its outstanding obligation to one of the vendors, Senor Alberto Shade Zavala, and in doing so, as part of the settlement, the Company also purchased Senor Shade's 0.4% net smelter return royalty interest covering a portion of the previous net smelter return held by the vendors, thereby reducing the outstanding net smelter return on the Project to 1.6% from 2%. Total compensation paid by the Company to Senor Shade was US$50,000, representing his pro-rata portion of the final payments due to the vendors under the original Share Purchase Agreement, plus US$75,000 and 200,000 common shares priced at $0.56 per share for the 0.4% net smelter return royalty interest. These shares were issued during the period ended May 31, 2007 at a total value of $112,000.

Pursuant to the share purchase agreement and its subsequent amendment as referred to above, the Company is obligated to make a final payment of US$200,000 to the remaining two vendors of the Sacramento shares.

Based upon regional reconnaissance work in and around Tahuehueto, Soho staked additional concessions covering approximately 7,018 hectares to encompass most of the prospective ground in the Tahuehueto district. This staking brings Soho's total Tahuehueto project area to 9,081 hectares.

In May 2006, the Company entered into a Surface Rights Agreement with Comunidad La Bufa, the local community residents' formal legal entity. The Surface Rights Agreement has an initial term of ten years expiring in May 2016, and is extendable for an additional five years. The agreement covers the core 2,062 original hectares of the project and allows the Company unrestricted access to explore, develop and mine metals within the area covered under the agreement. Sacramento will make annual payments to Comunidad La Bufa over the term of the agreement, at US$20,000 in the first year with subsequent payments increasing from the previous year's payment by 5% annually. In addition, upon commencement of commercial production the annual payment will be increased by 50% of the previous year's payment.

Exploration Highlights

NI 43-101 Resource Calculation
On May 11, 2009 the Company released the results of the updated NI 43-101 compliant mineral resource estimate. This 2009 resource estimation has been prepared by Scott E. Wilson Consulting, Inc. ("Wilson Consulting") based in Englewood, Colorado. Wilson Consulting is a full-service mining engineering firm, specializing in all aspects of exploration, mine development, and mine operations. This new resource estimate is an upgrade to the Company's initial resource estimate announced on April 30, 2008 and is based upon detailed geological modeling of veins and stock-work zones that was not available for the initial resource estimate plus, 71 new drill holes targeting down-dip and along strike extensions of known mineralization outlined in the initial resource report of April of 2008.

2009 Tahuehueto Resource Calculation Highlights

Measured and Indicated Resources
7,377,000 Tonnes

- 2.10 g. Au/t 498,000 ounces Au
- 34.97 g. Ag/t 8,294,000 ounces Ag
- 0.28% Cu 45,339,000 lbs. Cu
- 1.06% Pb 172,738,000 lbs. Pb
- 2.01% Zn 326,653,000 lbs. Zn

Inferred Resource
4,868,000 Tonnes

- 1.06 g. Au/t 166,000 ounces Au
- 31.77 g. Ag/t 4,971,000 ounces Ag
- 0.23% Cu 24,935,000 lbs. Cu
- 1.13% Pb 132,417,000 lbs. Pb
- 2.26% Zn 242,241,000 lbs. Zn

The Tahuehueto Resource is categorized into Measured, Indicated and Inferred Resources as follows:

			Gold (Au)		Silver (Ag)		Copper (Cu)		Lead (Pb)		Zinc (Zn)	
Category		**Tonnes (,000's)**	**g/t**	**Oz. (,000's)**	**g/t**	**Oz. (,000's)**	**Cu%**	**Lbs. (,000's)**	**Pb%**	**Lbs. (,000's)**	**Zn%**	**Lbs. (,000's)**
Measured	26%	3,254	2.40	251	36.30	3,798	0.28	20,439	1.10	79,228	2.07	148,759
Indicated	34%	4,123	1.87	248	33.92	4,496	0.27	24,900	1.03	93,511	1.96	177,894
Total M&I	60%	7,377	2.10	498	34.97	8,294	0.28	45,339	1.06	172,738	2.01	326,653
Inferred	40%	4,868	1.06	166	31.77	4,971	0.23	24,935	1.23	132,417	2.26	242,241

The cutoff grades used to determine the above mineral resources were 2 grams per ton AuEQ for sulfide mineralization and 3 grams per ton AuEQ for oxide mineralization since the potential costs to extract oxide material may be higher than the cost to process sulfide mineralization. Approximately 10% of the resource is oxide mineralization and therefore only a minor part of the resource.

The metal prices used to determine the gold equivalent grade for cutoff purposes only were $800 per ounce for gold, $12.00 per ounce for Silver, $2.10 per pound for copper, $0.65 per pound for lead and $0.70 per pound for zinc. Gold-equivalent grades are used for cutoff purposes only.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Converting resource estimates into economic reserves may be materially affected by the inability to obtain required environmental and other regulatory approval, environmental or operating permits and may also be materially affected by global economic conditions such as the price of gold, silver, copper, lead, zinc, the price of oil and other commodities utilized in the mine production. Unknown geologic or hydrologic conditions or other unknown factors may also materially affect converting resource estimates into reserves.

Please refer to the Company's web site for full details of the resource estimate and report referred to above available at www.sohoresources.ca.

Exploration Activities
Soho's exploration programs have significantly enhanced the overall potential of the Tahuehueto property. To date Soho has completed more than a cumulative total of 47,300 metres of drilling in approximately 248 drill holes at Tahuehueto to define priority zones occurring within a district-scale epithermal system traced for at least six kilometres at Tahuehueto. The bulk of 2007/2008 drilling was focused on resource definition within five priority zones.

Future plans for the remainder of 2009 and 2010 include metallurgical testing to provide critical information for a planned preliminary economic assessment. Upon receiving the updated Wilson 43-101 compliant resource estimate report the Company intends to follow its recommendations for future work at Tahuehueto in order to advance the Project towards a full feasibility study and eventual production. This work will most certainly include underground development along structures containing known resources in order to allow underground drilling to expand and upgrade resources and bulk sampling for advanced metallurgical testing.

In September 2009, the company sent drill core samples to assay labs for metallurgical testing. Management also met with the State of Durango Governor Hernandez and his staff, discussions included government assistance in upgrading the road to Tahuehueto, and electrical power requirements. In preparation for a preliminary economic assessment, management has also been researching and developing plans for improved road access and the delivery of electrical power to the Tahuehueto area.

The Company also intends to identify and acquire additional high quality exploration projects that will allow continued corporate growth. This search is primarily being conducted in Mexico but the Company would not rule out acquisitions in other jurisdictions depending upon the quality of a potential acquisition opportunity.

Due to current market conditions the Company is operating on a care and maintenance basis on the project. The above future plans require additional capital infusions. The Company is confident that with a recovery in commodity prices translating to increased investor confidence in the junior resource sector it will be able to access the required capital to advance the Tahuehueto Project towards a production decision as well as fund exploration and development of new acquisition.

District Scale Geologic Mapping
Mapping carried out in April 2008 has extended the Texcalama zone from its previously known length of 600 metres to a currently mapped length of over 1800 metres. Texcalama consists of several near parallel sheeted veins in a zone up to 8 metres wide. Grab samples taken while mapping returned results up to 47.5 g/t Au, 128 g/t Ag, 1.10 % Cu, 2.56 % Pb, 2.90 % Zn. Drilling on this target will be started after the first pass resource drilling is complete.

First pass exploration core drilling conducted on the Texcalama Zone confirms strong poly-metallic mineralization north of the Texcalama underground workings which also elevates the importance of this underexplored zone to the project. Drill results were included in a Company news release dated May 8, 2008.

Environment and Community
Soho conducts its exploration and development activities in a socially and environmentally progressive manner consistent with the principles of Sustainable Development. Particular emphasis is placed on establishing good relationships with community leaders and state authorities to ensure citizens are kept informed of the Company's exploration activities.

The project was visited by Mexican government authorities from PROFEPA (environment), CONAGUA (water) and INAH (history and anthropology). In all cases the project met or exceeded the government official's expectations and Soho continues to have all operating permits required for the current stage of development.

As the Tahuehueto project advances from exploration and development to the pre-feasibility stage, environmental baseline studies will lay the foundation for more detailed programs examining all aspects of potential mine development to ensure the highest standards of environmental protection. The Company will continue to comply with all regulations and closely monitor its activities to minimize damage to the ecosystem.

Soho participates in a range of social initiatives in support of local communities, and has already helped to establish a local school and improve electrical, water supply and sanitation facilities. Soho recently established a medical clinic on the project site which services the crew and is available to the local populace. Local hiring and

procurement policies have been adopted to ensure that benefits flow to the communities and region surrounding the project.

Jocuixtita Property, Mexico

The property consists of six contiguous mining concessions located in the State of Sinaloa, Mexico, (together, the "Jocuixtita Property"). The Jocuixtita Property covers a cumulative area of 4,332 hectares located near to the town of San Ignacio and is approximately 120 km north from the city of Mazatlan.

Five of the mining concessions cover a contiguous area that encompasses 1,668 hectares. These five mining concessions are owned by two different vendors and are the subject of two separate purchase and option agreements. The remaining mining concession on 2,664 hectares adjacent to the concessions mentioned above, was staked by the Company's subsidiary Samarkand, and therefore are owned directly Samarkand.

Samarkand entered into one agreement with Esteban Hernandez Rodriguez and Erelinda Acuña Acuña (the "Hernandez Option") and a second agreement with Luis Saul Quintero Triana (the "Quintero Option"). Both agreements grant Samarkand the right to explore and acquire a 100% interest in the respective concessions. In order to maintain the right to explore and exercise the Hernandez Option and Quintero Option, Samarkand must make cumulative payments totaling US$1,000,000 (US$800,000 over a period of six years in the case of the Hernandez Option and US$200,000 over a period of three years in the case of the Quintero Option). Up to a maximum of US$372,666 of the option payments may be made by payment of Soho shares. To date, the Company has paid the vendors US$60,000 (US$50,000 under the Hernandez Option and US$10,000 under the Quintero Option), and issued 184,873 Soho shares valued at US$10,000. For the Hernandez Option, the vendors maintain a 2% NSR royalty on the applicable concessions. Samarkand may acquire 50% of the NSR by making a cash payment of US$ 350,000 to the vendors of the Hernandez Option. For additional details on the schedule of payments please visit the Company's website at www.sohoresources.ca.

The Jocuixtita Property hosts a number of northwest and cross cutting northeast trending epithermal vein structures mineralized with silver, gold, lead and zinc. The principle structure hosting the El Carmen – La Salvadora – El Eden historic mine workings has been traced over a minimum of 3 km of strike length. During a due diligence site visit, the Company observed exposed mineralized zones within this principle structure ranging from four to ten metres in width. Highlights from El Carmen and La Salvadora sampling completed by the Company include:

Sample	Vein	Sample Type	Width	Kg	Au g/t	Ag g/t	Pb%	Cu%	Zn%
5704	La Salvadora	Channel	1.00	2.11	1.920	610	8.11	0.170	23.70
5706	La Salvadora	Channel	1.20	2.72	0.698	126	0.52	0.048	5.84
5712	La Salvadora	Channel	1.30	3.90	0.584	205	2.92	0.119	12.05
5714	La Salvadora	Channel	1.00	4.00	1.315	345	2.46	0.096	13.25
5721	La Salvadora	Channel	1.30	3.77	1.110	867	2.36	0.137	4.53
5722	La Salvadora	Channel	2.00	2.83	0.529	427	5.87	0.184	9.92
5727	El Carmen	Channel	1.00	1.91	0.138	335	0.84	0.041	1.30

Underground workings on the La Salvadora zone consist of four adits, levels 1 through 4. Only levels 3 and 4 were sampled during the company's site visit as Levels 1 and 2 were inaccessible. Level 4 consists of a 22 m adit following the vein. Six samples were taken on the vein within this Level, sample numbers 5704-5706 and 5712-5714.

Level 3, follows the vein along approximately 24.0 of strike length. The exposed mineralization within Levels 3 and 4 varies between 4.0 to 10.0 m wide. 7 samples were collected on the La Salvadora vein, and 2 from 2 parallel structures to La Salvadora, 5715-5722.

The El Carmen zone is located approximately 700m northwest of the La Salvadora on the same principle structure as the La Salvadora and El Eden Zones. One sample was collected during the Company's site visit from El Carmen zone where the vein strikes 070 and dips 82 NE. Thickness varies between 1 to 2 m.

The El Eden Zones is south east approximately 2.7km of the La Salvadora Zone and over 3km from the El Carmen and all appear to be hosted in the known principle structure of the project. five samples were collected

from the El Eden vein during the Company's site visit, numbers 5707-5711
Other known zones on structures other than the principle structure visited and sampled during the Company's site visit were; La Paloma Vein striking 020 and dipping 70 SE with a wide of 6.0 M. Three channel samples were collected, 5723-2725; Paloma Del Llano Vein striking 045 with a vertical dip. One sample was collected from a poorly exposed zone, number 5726; El Platano Vein strikes 025 and dips between 75 degrees to vertical. Eight samples were collected during the Company's site visit, numbers 5730-5837.

A complete list of sample locations and results can be viewed at the Company's website. These figures are conceptual in nature and there has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in the target being delineated as a mineral resource. The Jocuixtita Property has not been explored using modern exploration methods. The main mines within the project have been historically mined on a very small scale by previous owners.

Soho intends to commence a $300,000 to $500,000 exploration program on the project in late 2009 after the rainy season has ended which would likely be focused on exploring the main zones and include detailed geological mapping and sampling, geophysics and a 10 – 15 hole diamond drill program to test continuity of several of the main zones both along strike and down dip. In addition a comprehensive compilation of all historic exploration and development data will be undertaken to better understand the various structures and mineralization occurring on the Project.

Corporate, General, and Administrative

Directors and Officers
At the Company's Annual General Meeting (the "AGM") held on July 21, 2009, shareholders elected the following individuals as directors of the Company:

Ralph Shearing	Arthur Freeze
Paul Chung	William Howald
Yao Sun	Lianxi Zhang

At a subsequent directors meeting, the following director and officer appointments were made:

Audit Committee – Ralph Shearing, William Howald, and Paul Chung
Human Resources & Compensation Committee – Arthur Freeze, Paul Chung, William Howald
Advisory Board – John Anderson.
President and Chief Executive Officer – Ralph Shearing
Chief Financial Officer - Donald Crossley
Vice President Asia Pacific Region – Yao Sun

Management Agreements

In October 2007 the Company entered into a employment contract with Ralph Shearing to provide general management services to the Company for a monthly fee of $13,333. Mr. Shearing is the CEO and a Director of the Company. In January 2009, in light of the poor junior capital markets and the Company's restricted cash resources, Mr. Shearing agreed to temporarily reduce his monthly salary by 25%, retroactive to August 2008.

In March 2009 the Company entered into a employment contract with Yao Sun to provide general management services to the Company for a monthly fee of $3,000. Mr. Sun is the Vice President Asia Pacific Region and a Director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. These agreements have received regulatory approval where required.

Financing Activities

During the period ended August 31, 2009 the company issued shares as follows:

a) Pursuant to the exercise of warrants, the Company issued 5,000,000 shares at an exercise price of $0.05 for total cash proceeds of $250,000.

b) Pursuant to a mineral property option agreement, the Company issued 184,873 shares for a total consideration of $11,647 (US$10,000). Under the terms of this agreement, the price of these shares was determined by the previous average 10 day market closing price of the Company's stock, less a 10% discount.

Subsequent to August 31, 2009 pursuant to the exercise of warrants, the Company issued 9,800,000 shares at an exercise price of $0.05 for total cash proceeds of $490,000.

Capital Stock, Warrants, and Options

Capital Stock

As at October 30, 2009, the Company had issued capital stock as follows:

	Number of Shares	Share Amount
Balance as at August 31, 2009	131,072,786	$ 37,139,356
Common shares issued:		
Warrants exercised	9,800,000	490,000
Balance as at October 30, 2009	140,872,786	$ 37,629,356

Warrants

During the period ended August 31, 2009, 12,199,999 warrants expired on April 17, 2009 without being exercised.

As at October 30, 2009, the Company had warrants outstanding as follows:

	Number of Warrants	Exercise Price
Balance as at August 31, 2009	20,750,000	$ 0.05
Exercised	(9,800,000)	$ 0.05
Balance as at October 30, 2009	10,950,000	$ 0.05

Stock Option Plan
A 2009 Stock Option Plan was approved by the shareholders on July 21, 2008, at the Company's annual general meeting. Under the 2009 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors.

As at October 30, 2009, the following share purchase options were outstanding:

Number of Shares	Exercise Price	Expiry Date
100,000	$0.20	November 2, 2009
250,000	$0.25	November 2, 2009
200,000	$0.10	June 27, 2010
150,000	$0.10	September 15, 2010
150,000	$0.10	November 1, 2010
530,000	$0.10	December 8, 2010
750,000	$0.10	December 8, 2010
200,000	$0.10	May 17, 2011
300,000	$0.63	May 17, 2011
25,000	$0.10	August 1, 2011
300,000	$0.10	August 1, 2011
150,000	$0.10	October 1, 2011
50,000	$0.10	December 1, 2011
200,000	$0.10	March 19, 2012
150,000	$0.10	April 25, 2012
25,000	$0.10	May 10, 2012
250,000	$0.10	September 1, 2012
25,000	$0.10	January 1, 2013
3,515,000	$0.10	March 20, 2014
475,000	$0.10	May 1, 2014
7,785,000		

During the period, 725,000 stock options expired on March 18, 2009 without being exercised. On March 20, 2009 the Company granted 3,515,000 stock options at an exercise price of $0.10 per common share to directors, employees, officers, and consultants expiring on March 20, 2014. At the same time, the Company re-priced 3,005,000 previously issued stock options to a new exercise price of $0.10. These options had previous exercise prices ranging from $0.25 to $0.63. The re-pricing of 1,450,000 of these options was subject to shareholder's approval. The approval was obtained on July 21, 2009, at the Company's annual general meeting.

On May 1, 2009, the Company granted 475,000 stock options at an exercise price of $0.10 per common share to employees and consultants expiring on May 1, 2014.

On October 1, 2009, the Company granted 150,000 stock options at an exercise price of $0.10 per common share to a consultant expiring on October 1, 2011.

Brokers' Unit Warrants
In connection with a April 17, 2007 private placement financings, the Company granted non-transferable broker unit warrants entitling the brokers to purchase units, each unit consisting of one common share and one-half of a non-transferable share purchase warrant. On April 17, 2009, 1,296,000 broker unit warrants expired without being exercised.

Liquidity

At August 31, 2009, the Company had a working capital deficiency of $254,782. During September 2009 the Company received $490,000 pursuant to pursuant to the exercise of 9,800,000 warrants. This financing eliminated a working capital deficiency that existed subsequent to the period ended August 31, 2009, and provided funds both for the Company to continue its exploration activities and for general working capital purposes. However the Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future. Due to the current poor market conditions affecting the junior resource public company markets, the Company may not be able to secure additional financing.

Investor Relations

The Company does not have any investor relations agreements. All investor relations activities are currently handled by employees of the Company.

Related Party Transactions

In addition to certain related party transactions mentioned above, the Company had additional significant transactions with related parties, as are summarized below.

The Company has an employment contract with Mr. Shearing, who is the CEO and a director of the Company. Under the terms of the employment contract, Mr. Shearing is paid a salary of $13,333 per month, and was granted 400,000 share purchase options. The share purchase options were granted on March 20, 2009.

In January 2009, in light of the poor junior capital markets and the Company's restricted cash resources, Mr. Shearing agreed to reduce his monthly salary by 25%, retroactive to August 2008.

The Company has an employment contract with Mr. Sun, who is the Vice President Asia Pacific Region and a Director of the Company. Under the terms of the employment contract, Mr. Sun is paid a salary of $3,000 per month, and was granted 300,000 share purchase options. The share purchase options were granted on March 20, 2009.

The Company paid professional fees of $66,525 to Don Crossley, an officer of the Company. Mr. Crossley is a chartered accountant and the chief financial officer of the Company, and as such provides the company with general management, administrative, financial, and accounting services.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Risk Factors and Uncertainties

Forward-Looking Statements

Certain statements made and information contained in this MD&A and elsewhere may constitute forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of precious and base metals, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment, sufficient labour and subcontractors, and that the political environment within the Company's operating jurisdictions will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should

underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The Company's ability to generate revenue and profit from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, including, without limitation, the following:

Precious and Base Metal Price Fluctuations
The Company's ability to finance its mineral property acquisition, exploration and eventual development is dependent upon the market price of certain precious and base metals. The price of such metals has fluctuated widely and is affected by numerous economic and political factors, consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and productivity, metal substitutes and stock levels. These fluctuations may result in the Company not receiving an adequate return on invested capital or the investment retaining its value.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards, risks and liabilities normally incidental to exploration, development and production of precious and base metals. The Company presently carries liability insurance, however any liabilities arising from its operations may have a material, adverse effect on the Company's financial position.

Exploration and Development
There is no known body of commercial ore on the Company's mineral properties. Development of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few exploration properties are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any commercially viable discoveries.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes and the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery
There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation
Operations, development and exploration on the Company's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Environmental Factors
All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving and requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation will not adversely affect the Company's operations.

Environmental hazards may exist on the Company's properties, which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Climate Change
The Company's current business and exploration activities are not a significant contributor to the greenhouse gases that are commonly believed to be responsible for climate change and a source of adverse weather patterns. The Company does not currently believe climate change will have a significant impact on its future operations. However there is no assurance that future changes in the environment resulting from climate change will not adversely affect the Company's operations.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt.

The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Internal Controls

Management maintains systems of both internal controls over financial reporting and disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis. Management believes that both the internal controls over financial reporting and the disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance of the achievement of these objectives.

Management has not made any change in the Company's system of internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company's transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011.

The Company is currently in the process of developing its IFRS conversion plan and evaluating the impact of the transition to IFRS. The Company will invest in resources during the transition to facilitate a timely conversion.

Financial Instruments

Fair values
The fair values of cash, receivables and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.

Financial instrument risk exposure and risk management
The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company considers the fluctuations of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

Credit risk
Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company's exposure to credit risk includes cash and receivables. The Company reduces its credit risk by maintaining its bank accounts at large international financial institutions. The Company's receivables consist primarily of tax receivables due from federal government agencies. The maximum exposure to credit risk is equal to the fair value or carrying value of the financial assets.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. Such fluctuations may be significant.

a) Interest rate risk – The Company has cash balances and non interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The company periodically monitors the investments it makes and is satisfied with the credit rating of its banks.

b) Foreign currency risk – The Company is exposed to foreign currency risk on fluctuations currency related to monetary items with a settlement currency other than Canadian dollars. The Company operates in foreign jurisdictions which use both the United States Dollar ("USD") and the Mexican Peso ("MXP") as the main settlement currencies. The Company does not use derivative instruments to reduce upward and downward risk associated with foreign currency fluctuations. The effect of a 1% change in foreign exchange rates would be approximately $2,700.

c) Price risk – The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Capital Risk Management
The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing, CEO
October 30, 2009